Haddan & Zepfel LLP
Corporate and Securities Lawyers
500 Newport Center Drive, Suite 580
Newport Beach, CA 92660
(949) 706-6000
(515) 474-8659 (facsimile)
www.haddanzepfel.com
e-mail:rjz@haddanzepfel.com

September 16, 2008
By EDGAR

Securities and Exchange Commission
Station Place
100 F St., NE
Washington, D.C. 20549

Attn: 	Kevin Woody
	Branch Chief

       	Re: DSI Realty Income Fund IX
            Form 10-KSB for year ended December 31, 2007
            File No. 2-14186

Dear Sirs:

         Accompanying this letter is Amendment No1 to the Annual Report on Form 10-KSB of DSI Realty Income Fund IX (the "Partnership"). Amendment No.1 is filed in response to comment letters from the Commission dated July 21, 2008 and September 2, 2008.

	The following is a summary of the changes made in response to your comment letters:

	1.	The description under the caption "Disclosure Controls" in
Item 8A(T) has been revised to reflect that disclosure controls as of December 31, 2007 were ineffective, as the Partnership was unaware of the requirement that it include management's report on internal control over financial reporting in its Annual Report on Form 10-KSB. The paragraph goes on to describe the Partnership's effort to correct the deficiency in disclosure controls.

	2.	A new section, captioned "Internal Controls," has been added to Item 8A (T), which includes Management's Report on Internal Control Over Financial Reporting.

	3. 	Exhibits 31.1 and 31.2 have been revised (and included as
exhibits in this filing) to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-B.

	On behalf of the Partnership, we acknowledge that:

* the Partnership is responsible for the adequacy and accuracy of the disclosure in the filing;

* Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the Partnership may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	Please don't hesitate to contact the undersigned if you have questions or comments.


					Very truly yours,
					/s/ Robert J. Zepfel
					Robert J. Zepfel